May 4, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block and Justin Dobbie

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-3
Filed on April 9, 2018
File No. 333-224193

Ladies and Gentlemen:

This letter (the “Response Letter”) is submitted on behalf of Marrone Bio Innovations, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 1, 2018 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (File No. 333-224193), which was filed by the Company on April 9, 2018 (the “Form S-3”). The Company is concurrently submitting via EDGAR this Response Letter and Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which includes changes to the Form S-3 in response to the Staff’s comment.

In this Response Letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Form S-3 filed April 9, 2018

Private Placement and Related Transactions, page 4

1.	Please disclose the exercise price of the warrants issued in each of transactions described here.

Response to Comment No. 1

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 4 to disclose the exercise price of the warrants issued in each of the transactions described on such page.

* * * *

The Company respectfully believes that the proposed modifications to the Form S-3 made in Amendment No. 1 are responsive to the Staff’s comments. Please direct any questions regarding the Company’s response or Amendment No. 1 to me at (415) 268-6213 or asilva@mofo.com.

Sincerely,

/s/ Alfredo B. D. Silva
Alfredo B. D. Silva

cc:	Pamela G. Marrone, Ph.D.
Marrone Bio Innovations, Inc.
Charles S. Farman
Morrison & Foerster LLP